(Check One): ☐ Form 10-K and Form 10-KSB ☐ Form 11-K ☐ Form N-SAR ☐ Form 10-D ☒ Form 10-Q and Form 10-QSB ☐ Form 20-F ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number 0-23712

For Period Ended: March 31, 2005

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

VCG Holding Corp.
Full Name of Registrant:

N/A
Former Name if Applicable:

390 Union Blvd., Suite 540
Address of Principal Executive Office (Street Number):

Lakewood, CO 80228
City, State and Zip Code:

PART II RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-D, N-SAR or N-CSR or transition report or portion thereof could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2005 (the “Quarterly Report”) could not be filed within the prescribed time period because the Registrant is currently evaluating an accounting treatment of certain impairment deduction reported for the year ended December 31, 2004 and has not yet completed the evaluation process. As a result, the Registrant is unable to file the Quarterly Report within the prescribed filing period without unreasonable effort or expense. The Registrant and its independent accountants are working to complete the Quarterly Report as expeditiously as possible. The Quarterly Report that is subject hereof will be filed within the time allowed by the extension.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Donald W. Prosser	(303)	934-2424
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s): ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VCG HOLDING CORP.
(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 17, 2005	By:	/s/ Donald W. Prosser
		Name:	Donald W. Prosser
		Title:	Chief Accounting and Financial Officer

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